Exhibit 99.1

Alcon®

For immediate release

Alcon’s Fourth Quarter Earnings
Rise 39.9 Percent on 11.9 Percent Sales Growth

HUNENBERG, Switzerland – February 9, 2005 – Alcon, Inc. (NYSE:ACL) reported global sales of $952.7 million for the fourth quarter of 2004, an increase of 11.9 percent over global sales in the fourth quarter of 2003, or 8.5 percent excluding the impact of foreign exchange fluctuations. Reported net earnings for the fourth quarter of 2004 increased 39.9 percent to $187.3 million, or $0.60 per share on a diluted basis, compared to $133.9 million, or $0.43 per share, for the fourth quarter of 2003.

        For the full year, Alcon reported global sales of $3,913.6 million, an increase of 14.9 percent over 2003 global sales or 11.1 percent excluding the impact of foreign exchange fluctuations. Full year 2004 reported earnings per share on a diluted basis was $2.80. Excluding the $0.18 per share favorable impact recognized in the second quarter of 2004 related to the filing of amended federal income tax returns to claim research and experimentation tax credits for prior years and to the resolution of several significant tax audit issues, earnings per share increased 36.5 percent over the prior year to $2.62 per share.

        Cary Rayment, Alcon’s president and chief executive officer, commented, “This was an outstanding year for Alcon as we demonstrated continued growth across all our major businesses, expanded market share of key new products and capitalized on our established infrastructure to grow profits faster than sales. In addition, we made progress in our research pipeline with the submission of several new drug and device applications in the U.S. and other key markets.”

Fourth Quarter Sales Highlights

        Highlights of sales for the fourth quarter of 2004 are provided below. Unless otherwise noted, all comparisons are versus the fourth quarter of 2003.

o	U.S. sales grew 10.2 percent to $455.8 million, accounting for 47.8 percent of total sales.

o	International sales grew 13.4 percent to $496.9 million, accounting for 52.2 percent of total sales. Excluding the impact of foreign exchange fluctuations, international sales grew 6.9 percent.

o	Pharmaceutical sales grew 14.9 percent to $346.6 million and contributed 36.4 percent of total sales.

o	Sales of glaucoma products increased 11.9 percent, led by a 31.7 percent rise in sales of Travatan® ophthalmic solution, which continued to build share on a global basis.

o	Sales of allergy products, including Patanol® ophthalmic solution, rose 12.9 percent. Patanol® has maintained its number one share position in the U.S., accounting for 67 percent of total ocular allergy prescriptions in the year, despite new competitive entries, and gained share in international markets.

o	Sales of infection/inflammation products rose 1.9 percent, led by growth in sales of Vigamox® ophthalmic solution, the number one prescribed fluoroquinolone in the U.S. Overall category growth was reduced by a decline in Ciloxan® ophthalmic solution, which lost patent protection in the second quarter of 2004.

o	Sales of otic products increased 30.5 percent led by Ciprodex® otic suspension. The otic franchise gained six market share points in the U.S. for the year.

o	Surgical sales rose 10.9 percent to $472.9 million, accounting for 49.6 percent of total sales.

o	Sales of intraocular lenses increased 13.5 percent to $154.2 million. Sales growth was attributable to market share gains, continued adoption of the AcrySof® Natural lens and global conversion from multi-piece to single-piece intraocular lenses. In the month of December 2004, the AcrySof® Natural lens accounted for 43 percent of AcrySof® units sold in the U.S.

o	Sales of cataract and vitrectomy products rose 10.7 percent, with sales of the Infiniti® cataract removal system a key driver of growth in this sector.

o	Refractive revenue declined 8.8 percent as growth in procedures and conversion to higher-priced custom procedures did not offset lower sales of equipment. Custom procedures accounted for 45 percent of total Alcon procedures in the U.S. in the fourth quarter of 2004.

o	Consumer eye care sales increased 7.8 percent to $133.2 million, accounting for 14.0 percent of total sales.

o	Sales of contact lens disinfectants increased 2.1 percent led by growth outside the U.S. from Opti-Free® disinfecting solution.

o	Sales of artificial tears products increased 22.0 percent due to share gains and new market introductions of Systane® lubricant eye drops.

Fourth Quarter Earnings Highlights

        Highlights of earnings for the fourth quarter of 2004 are provided below. Unless otherwise noted, all comparisons are versus the fourth quarter of 2003.

o	Gross profit margin increased 2.0 percentage points to 71.8 percent of sales, due to manufacturing efficiencies, product mix and reduced royalty expense.

o	As a percent of sales, SG&A expenses decreased to 34.0 percent from 34.3 percent due to continued expense management and leveraging of the company’s established infrastructure.

o	As a percent of sales, R&D expenses increased to 11.4 percent from 11.2 percent due primarily to the execution of three third party R&D collaboration agreements and costs associated with new drug submissions in the fourth quarter of 2004.

o	Led primarily by increased gross margins, operating profit increased 15.5 percent to $230.5 million, or 24.2 percent of sales, from 23.4 percent of sales.

o	The company’s full year effective tax rate was 27.7 percent, which required an 18.6 percent rate for the fourth quarter of 2004 to bring the previous quarterly accruals into line with the full year rate. The full year effective tax rate excludes the $57.6 million favorable impact recognized in the second quarter of 2004 related to the filing of amended federal income tax returns to claim research and experimentation tax credits for prior years and to the resolution of several significant tax audit issues. The company’s reported full year effective tax rate was 22.6 percent.

Fourth Quarter Research and Development Update

        Summarized below are updates on key research and development activities.

o	Alcon submitted the third and final reviewable unit of its new drug application for RETAANE® 15 mg (anecortave acetate for depot suspension) to the U.S. Food and Drug Administration (FDA) as well as its European Marketing Authorization Application for RETAANE® suspension for the treatment of subfoveal choroidal neovascularization due to age-related macular degeneration.

o	The company submitted a new drug application to the U.S. FDA for olopatadine nasal spray, a nasal formulation of its market leading ocular allergy product Patanol® ophthalmic solution, for the treatment of seasonal allergic rhinitis.

o	The company filed a new drug application in Japan for Vigamox® ophthalmic solution.

o	The company received an approval from the U.S. FDA for olopatadine hydrochloride ophthalmic solution, 0.2 percent for the once-a-day treatment of ocular itching associated with allergic conjunctivitis.

o	The environmental study for 15(S)-HETE did not demonstrate statistical significance compared to the placebo vehicle for the treatment of dry eye. The company is currently planning another study with this compound.

o	Over 1,200 patients have been enrolled in the two risk reduction clinical trials on RETAANE®. The company expects to enroll the full complement of 2,500 patients for the trials by the end of 2005. Once fully enrolled, these studies are expected to last four years.

o	Three separate third party R&D collaboration agreements were executed in the fourth quarter of 2004 to augment Alcon’s internal drug development efforts.

Financial Guidance

        Financial guidance for the full year 2005 and factors impacting this guidance are provided below.

o	Sales are expected to be between $4,275 million and $4,375 million.
o	Diluted earnings per share are expected to be between $3.08 and $3.14.
o	In 2005 the company will resume funding certain research and development in the U.S. As a result, its effective tax rate for 2005 is expected to be between 24 percent and 25 percent.
o	The company plans to begin expensing stock options in the third quarter of 2005 in accordance with recent financial accounting standards. The impact on diluted earnings per share for 2005 is expected to be approximately $0.06, which is included in the above guidance.

Other Items

o	In December 2004, the board of directors approved the repurchase of up to an additional four million shares of the company’s outstanding common stock. This authorization is intended to purchase shares for the exercise of options granted in 2004 and 2005. From time to time, the company will purchase shares in open market transactions. Including prior authorizations, the company has current authority to repurchase approximately 5.6 million shares Conditional capital will be used to satisfy the approximately 5.3 million incentive options that will become exercisable on March 21, 2005.

o	Alcon’s Board of Directors decided today to propose to shareholders a dividend of 1.18 Swiss francs per share. The proposal will be voted on at the company’s Annual General Meeting for shareholders on May 3, 2005 in Zug, Switzerland.

Company Description

        Alcon, Inc. (NYSE:ACL) is the world’s leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Ciprodex®, which is the property of Bayer AG and licensed to Alcon. Vigamox® is licensed to Alcon by Bayer AG.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2004	2003	2004	2003
Sales	$ 952.7	$ 851.7	$ 3,913.6	$ 3,406.9
Cost of goods sold	269.0	257.2	1,081.6	1,005.9

Gross profit	683.7	594.5	2,832.0	2,401.0
Selling, general and administrative	324.1	291.8	1,237.3	1,112.5
Research and development	108.4	95.0	390.4	349.9
Gain on sale of plant	--	(8.2)	--	(8.2)
Amortization of intangibles	20.7	16.4	72.5	67.4

Operating income	230.5	199.5	1,131.8	879.4
Other income (expense):
Gain (loss) from foreign currency, net	(0.4)	0.1	(2.2)	2.0
Interest income	7.4	4.7	23.3	18.5
Interest expense	(7.1)	(9.2)	(26.9)	(41.8)
Other	(0.2)	(0.1)	(0.3)	--

Earnings before income taxes	230.2	195.0	1,125.7	858.1
Income taxes	42.9	61.1	253.9	262.7

Net earnings	$ 187.3	$ 133.9	$ 871.8	$ 595.4

Basic earnings per common share	$ 0.61	$ 0.43	$ 2.85	$ 1.93

Diluted earnings per common share	$ 0.60	$ 0.43	$ 2.80	$ 1.92

Basic weighted average common shares	305,318,023	307,932,269	305,761,128	307,934,623
Diluted weighted average common shares	310,534,995	311,988,600	310,837,194	310,812,399

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three months ended December 31,
	2004	2003	%Change	Foreign Currency %Change	%Change in Constant Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$ 195.2	$ 168.2	16.1%	--%	16.1%
Surgical	199.9	186.6	7.1	--	7.1
Consumer eye care	60.7	58.8	3.2	--	3.2

Total United States Sales	455.8	413.6	10.2	--	10.2

International:
Pharmaceutical	151.4	133.4	13.5	6.5	7.0
Surgical	273.0	239.9	13.8	6.8	7.0
Consumer eye care	72.5	64.8	11.9	5.4	6.5

Total International Sales	496.9	438.1	13.4	6.5	6.9

Total Global Sales	$ 952.7	$ 851.7	11.9%	3.4%	8.5%

PRODUCT SALES
Infection/inflammation	$ 131.8	$ 129.3	1.9%
Glaucoma	131.7	117.7	11.9
Allergy	52.5	46.5	12.9
Otic	32.5	24.9	30.5
Other pharmaceuticals/rebates	(1.9)	(16.8)	N/M

Total Pharmaceutical	346.6	301.6	14.9	2.9%	12.0%

Intraocular lenses	154.2	135.9	13.5
Cataract/vitreoretinal	304.1	274.6	10.7
Refractive	14.6	16.0	(8.8)

Total Surgical	472.9	426.5	10.9	3.8	7.1

Contact lens disinfectants	69.0	67.6	2.1
Artificial tears	36.6	30.0	22.0
Other	27.6	26.0	6.2

Total Consumer Eye Care	133.2	123.6	7.8	2.9	4.9

Total Global Sales	$ 952.7	$ 851.7	11.9%	3.4%	8.5%

N/M - Not Meaningful
Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Twelve months ended December 31,
	2004	2003	%Change	Foreign Currency %Change	%Change in Constant Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$ 941.3	$ 813.3	15.7%	--%	15.7%
Surgical	778.0	713.8	9.0	--	9.0
Consumer eye care	271.0	258.8	4.7	--	4.7

Total United States Sales	1,990.3	1,785.9	11.4	--	11.4

International:
Pharmaceutical	601.3	496.6	21.1	7.5	13.6
Surgical	1,036.4	872.1	18.8	8.5	10.3
Consumer eye care	285.6	252.3	13.2	6.7	6.5

Total International Sales	1,923.3	1,621.0	18.6	7.9	10.7

Total Global Sales	$ 3,913.6	$ 3,406.9	14.9%	3.8%	11.1%

PRODUCT SALES
Infection/inflammation	$ 572.7	$ 517.9	10.6%
Glaucoma	526.3	432.4	21.7
Allergy	321.4	276.6	16.2
Otic	171.3	122.9	39.4
Other pharmaceuticals/rebates	(49.1)	(39.9)	N/M

Total Pharmaceutical	1,542.6	1,309.9	17.8	2.9%	14.9%

Intraocular lenses	583.9	498.6	17.1
Cataract/vitreoretinal	1,167.7	1,017.0	14.8
Refractive	62.8	70.3	(10.7)

Total Surgical	1,814.4	1,585.9	14.4	4.7	9.7

Contact lens disinfectants	298.9	282.2	5.9
Artificial tears	141.5	117.3	20.6
Other	116.2	111.6	4.1

Total Consumer Eye Care	556.6	511.1	8.9	3.3	5.6

Total Global Sales	$ 3,913.6	$ 3,406.9	14.9%	3.8%	11.1%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	December 31, 2004	December 31, 2003 *
Assets
Current assets:
Cash and cash equivalents	$ 1,093.4	$ 1,086.0
Investments	138.2	100.5
Trade receivables, net	696.8	622.8
Inventories	455.2	446.5
Deferred income tax assets	176.1	157.4
Other current assets	84.4	57.0

Total current assets	2,644.1	2,470.2
Property, plant and equipment, net	830.2	788.8
Intangible assets, net	329.3	331.5
Goodwill	549.2	552.1
Long term deferred income tax assets	66.4	41.8
Other assets	48.9	39.2

Total assets	$ 4,468.1	$ 4,223.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$ 126.2	$ 146.1
Short term borrowings	911.6	1,326.8
Current maturities of long term debt	4.5	8.5
Other current liabilities	835.1	751.6

Total current liabilities	1,877.4	2,233.0

Long term debt, net of current maturities	71.9	75.0
Long term deferred income tax liabilities	23.3	31.4
Other long term liabilities	307.6	292.7
Contingencies
Shareholders’ equity:
Common shares	42.7	42.5
Additional paid-in capital	547.3	512.0
Accumulated other comprehensive income	225.4	135.8
Deferred compensation	(2.6)	(7.5)
Retained earnings	1,653.6	951.2
Treasury shares, at cost	(278.5)	(42.5)

Total shareholders' equity	2,187.9	1,591.5

Total liabilities and shareholders' equity	$ 4,468.1	$ 4,223.6

* Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures

	Three months ended December 31,		Twelve months ended December 31,
	2004	2003	2004	2003
Diluted earnings per common share as reported	$0.60	$0.43	$2.80	$1.92
Less:
Tax benefits from resolution of significant tax audit issues and
amended returns	--	--	0.18	--

Diluted earnings per common share, excluding tax benefits above	$0.60	$0.43	$2.62	$1.92

Diluted earning per common share excluding tax benefits is a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents this non-GAAP measure to improve the comparability and consistency of financial results of Alcon’s core business activities and to enhance the overall understanding of Alcon’s performance and future prospects.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “hope,” “intend,” “estimate,” “project,” “predict,” “potential” and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

        For more information, contact:
Doug MacHatton
Vice President,
Investor Relations and Strategic Corporate Communications
800-400-8599

www.alconinc.com